RB UF 9-5-02

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02053039

SI COMMISSION
49

...NUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 052273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TBN Securities & Insurance Services Inc.

DBA: TBN Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6028 Rustling Oaks Drive

(No. and Street)

RECD S.E.C.
SEP 0 3 2002
535

Agoura Hills	California	91301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Gallop (818) 735-0006

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation

(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9-10

OATH OR AFFIRMATION

I, Michael Gallop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TBN Securities, Inc, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of ________

County of ________

Subscribed and sworn (or affirmed) to before me this ____ day of ________, ____

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
TBN Securities, Inc.

I have audited the accompanying statement of financial condition of TBN Securities, Inc. as of June 30, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TBN Securities, Inc. as of June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
July 30, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

TBN Securities, Inc.
Statement of Financial Condition
June 30, 2002

Assets

Cash and cash equivalents	$ 30,439
Accounts receivable	43,311
Total assets	$ 73,750

Liabilities & Stockholder's Equity

Liabilities	
Accrued expenses	$ 3,790
Accounts payable	30,808
Income taxes payable	6,901
Total liabilities	41,499
Stockholder's equity	
Common stock, no par value, 50,000 shares authorized 10,500 shares issued and outstanding	10,500
Retained earnings	21,751
Total stockholder's equity	32,251
Total liabilities & stockholder's equity	$ 73,750

The accompanying notes are an integral part of these financial statements.

TBN Securities, Inc.
Statement of Income
For the year ended June 30, 2002

Revenues	
Commissions	$ 380,834
Dividend income	624
Interest income	659
Total revenues	382,117
Expenses	
Commissions and consulting fees	271,730
Tax and license fees, other than income	38,860
Other operating expenses	30,415
Total expenses	341,005
Income (loss) before income taxes	41,112
Income tax provision	
Income tax provision	7,701
Total income tax provision	7,701
Net income (loss)	$ 33,411

The accompanying notes are an integral part of these financial statements.

TBN Securities, Inc.
Statement of Changes in Stockholder's Equity
For the year ended June 30, 2002

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance at July 1, 2001	$ 10,500	$ 29,700	$ (11,660)	$ 28,540
Additional paid-in capital	-	(29,700)	-	(29,700)
Net income (loss)	-	-	33,411	33,411
Balance at June 30, 2002	$ 10,500	$ -	$ 21,751	$ 32,251

The accompanying notes are an integral part of these financial statements.

TBN Securities, Inc.
Statement of Cash Flow
For the year ended June 30, 2002

Cash flows from operating activities:		
Net income (loss)		$ 33,411
Adjustments to reconcile net income to net income (loss) to net cash and cash equivalents provided by operating activities		
(Decrease) increase:		
Accounts receivable - other	$ (42,301)	
(Increase) decrease		
Accrued expenses	2,190	
Accounts payable	29,818	
Income taxes payable	6,901	
Total adjustments		(3,392)
Net cash and cash equivalents provided by operating activities		30,019
Cash flows from investing activities:		
Cash flows from financing activities:		
Withdrawal of additional paid-in capital	(29,700)	
Net cash and cash equivalents used in financing activities		(29,700)
Net increase in cash and cash equivalents		319
Cash and cash equivalents at beginning of year		30,120
Cash and cash equivalents at end of year		$ 30,439

Supplemental disclosure of cash flow information:

Income taxes paid	$ 800
Interest paid	$ 633

The accompanying notes are an integral part of these financial statements.

TBN Securities, Inc.
Notes to Financial Statements
For the year ended June 30, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

TBN Securities, Inc. (The "Company") was incorporated in California in December of 1999, and began operations in 2000. The Company operates on a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the National Association of Securities Dealers (NASD).

The Company is in the business of selling variable insurance policies to customers, and caters largely to the estate planning market. The Company does business nationwide with its main office in Agoura Hills, California. A significant portion of the Company's revenue comes from a small client base.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents consist of bank accounts and money market accounts.

The Company recognizes its commission fee income when earned.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 2: INCOME TAXES

The income tax provision consists of the following at June 30, 2002:

Federal	$ 4,376
State	3,325
Total income tax provision	$ 7,701

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on June 30, 2002, the Company's net capital of $31,658 exceeded the minimum net capital requirement by $26,658; and the Company's ratio of aggregate indebtedness ($41,499) to net capital was 1.31:1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

TBN Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2002

Computation of net capital		
Stockholder's equity		
Common stock	$ 10,500	
Retained earnings	21,751	
Total stockholder's equity		$ 32,251
Less:		
Haircuts on money market accounts	(593)	
Net adjustments to stockholder's equity		(593)
Net capital		31,658
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,767	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 26,658
Ratio of aggregate indebtedness to net capital	1.31:1	

There was no material difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2002.

See independent auditor's report.

TBN Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2002

A computation of reserve requirements is not applicable to TBN Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

TBN Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2002

Information relating to possession or control requirements is not applicable to TBN Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

TBN Securities, Inc

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
TBN Securities, Inc

In planning and performing my audit of the financial statements of TBN Securities, Inc for the year ended June 30, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by TBN Securities, Inc including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
July 30, 2002

TBN Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2002